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                            July 17, 2023

       Nick Kahn
       Chief Executive Officer
       New Whale Inc.
       1241 East Main Street
       Stamford, Connecticut 06902

                                                        Re: New Whale Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 23, 2023
                                                            File No. 333-271893

       Dear Nick Kahn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers about the Transactions
       Q: What equity stake will WWE stockholders hold in New PubCo and HoldCo?, page 3

   1.                                                   We note your amended
disclosure in response to comment 2. Please expand your
                                                        disclosure to clearly
state the equity stake and voting power which former public
                                                        stockholders of WWE
will own following the closing of the transactions. In this regard, we note the phrase
"other WWE stockholders" includes the ownership of former insiders of WWE. Please include
enough information so that public stockholders of WWE can
                                                        fully understand how
the transactions will impact their equity stake and voting power in the New PubCo, not
including former insiders of WWE. In this regard, we note that
                                                        Linda McMahon and
Stephanie McMahon hold notable equity stakes in WWE.
 Nick Kahn
New Whale Inc.
July 17, 2023
Page 2
Risk Factors
UFC has a substantial amount of indebtedness, which could adversely affect its business..., page
53

2. We note your amended disclosure in response to comment 5 and reissue. We note that
       UFC is carrying a significant amount of debt with variable interest rates. Please expand your discussion of interest rates to specifically identify the impact of rate increases on
       UFC's operations and how UFC's business has been affected. We note the disclosure of the amount and percent of net increase in UFC's interest expense. Please provide more detailed disclosure discussing the impact of that increase on UFC's operations and business.
Unaudited Pro Forma Condensed Combined Financial Information
4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page
221

3. Refer to adjustment 4(a). Please reconcile the amounts provided in this note to the net cash adjustment of $8,512.
Material United States Federal Income Tax Consequences, page 240

4. We note your amended disclosure in response to comment 19 and reissue in part. In this regard, we note the statement "THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND
       IS NOT TAX ADVICE." Public investors are entitled to rely on the included tax opinion. Please revise the section throughout to remove any inappropriate disclaimers or limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 which includes examples of inappropriate disclaimers including those underlined above.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
FirstName LastNameNick Kahn
                                                             Division of
Corporation Finance
Comapany NameNew Whale Inc.
                                                             Office of Trade &
Services
July 17, 2023 Page 2
cc:       Kyle Seifried
FirstName LastName